Mail Stop 6010
Via Facsimile and U.S. Mail


September 16, 2005

Mr. Gustavo Alcalde L.
Chief Executive Officer
Administradora de Fondos Pensiones Provida S. A.
Avenida Pedro de Valdivia 100
Santiago, Chile
Re:   Administradora de Fondos Pensiones Provida S. A.
          Form 20-F for Fiscal Year Ended December 31, 2004
          File No. 1-13406

Dear Mr. Alcalde:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Accounting for Life and Disability Insurance Cost, page 61

1. Given the significance of unfavorable casualty rate adjustments to operating results and recent related accounting errors, we believe that your disclosure regarding provision for unfavorable casualty rate could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Disclosure explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Item 5 of Form 20-F. Accordingly, please include the following information:

* Disclose the insurance contract provisions applicable to each year
presented, particularly the terms of the rebate structure whereby you
participate in favorable and unfavorable casualty rate experience
and
the net amount of risk borne by you. Quantify the impact of these rebate provisions by contract for each year presented. Link this discussion to the sections, Life and Disability Benefits on page 20 and Insurance Contract on page F-13.
* Disclose the objectives of your predictive model, its methodology and key assumptions utilized at each valuation date.
* Disclose whether a range of liability estimates are determined. Discuss the key assumptions used to arrive at management`s best estimate within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* Provide more precise insight into the existence and effects on future operations and financial condition of known trends, such as changes in claim frequency and severity. Link this disclosure to your discussion in liquidity and capital resources.

2. You appear to project casualty rate experience based upon externally generated information (e.g. provided by BBVA Seguros in 2004 and ING Seguros for 2003). We believe that greater uncertainty related to your projection of these liabilities may exist due to the extent of your dependence on data generated by these third parties.
Please include disclosures relating to your critical accounting policy of the risks associated with making these estimates, such as the following:

* The time lag from when claims are reported to the insurer to when the insurer reports them to you and whether, how and to what extent this time lag effects your liability estimate;
* The amount of any backlog related to the processing of claim information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
* The process management performs to determine the accuracy and completeness of the information received;
* The nature of disputes with insurers and magnitude of related amounts;
* How management resolves disputes and how often disputes have occurred.

3. We note that while you discuss critical accounting policies under
Chilean GAAP, you provide no corresponding discussion under US
GAAP.
Since you disclose that significant differences can exist between Chilean GAAP and US GAAP, please identify your critical accounting policies under US GAAP. Provide an analysis and quantification of the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.
Please
refer to the Instructions to Item 5 of Form 20-F.

Operating Results, page 66

4. As indicated in Note 8 (c), it appears that you have revised your provisions for casualty rates recorded in prior years. For each of these changes in estimate, please disclose the following information:

* Identify the years to which the change in estimate relate and the amount of the related provision for higher casualty rate as of the beginning of the year that was re-estimated. Quantify changes in estimates that increase and decrease the provision for higher casualty rate.
* Link this discussion to the description of your insurance contracts in note 8 (b) and the details of life and disability insurance adjustments in Note 8 (f).
* Identify the changes in the key assumptions you made to estimate the provision since the last reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Explain the rationale for a change in estimate that does not correlate with known trends, such as changes in casualty frequency and severity.

5. We note that you provide no discussion of US GAAP operating results when US GAAP and Chilean GAAP differ significantly. We believe that the intent of Item 5 disclosure is to provide investors with a sufficient understanding of a company`s financial statements on a US GAAP basis, including the factors determining the quality and potential variability of earnings and cash flow so that they can ascertain the likelihood that past performance is indicative of future performance. Include a discussion of any aspects of the differences between Chilean GAAP and US GAAP not discussed in the reconciliation to US GAAP. This disclosure should include a discussion and quantification of the specific factors underlying changes in your operating results and known trends and uncertainties that you believe are necessary for an understanding of the financial statements as a whole. Please refer to the Instructions to Item 5 of
Form 20-F.




Contractual Obligations, page 79
6. We note that you have included certain estimated payments associated with your life and disability policy signed with BBVA Seguros. However, we were unable to relate the amount for other contractual obligations to amounts disclosed in your financial statements. Please provide disclosure that clearly links this amount to your financial statements. Include explanatory footnotes to this table as necessary.

Item 18. Consolidated Financial Statements

Note 41. Differences between Chilean and United States Generally
Accepted Accounting Principles

I. Differences in Measurement Methods, page F-56

7. It appears that revenue recognition under Chilean GAAP and US GAAP does not differ. Accordingly, your US GAAP revenue recognition related to individual account administration appears to be on a cash basis and you recognize fee income only when "all activities relating to the administration of the Pension Fund have been completed". Please provide a more detailed discussion of your revenue recognition under US GAAP that includes a clarification of the terminology in Notes 2 (l) and 7 and your revenue recognition policy for both fixed and variable fees.

8. Your description of the accounting errors and related restatements of your Chilean GAAP financial statements and US GAAP reconciliation does not appear to adequately explain how you corrected these errors.
In particular, we note your statement on page F-65 that errors existed in the financial statements for the two years ended December
31, 2003, yet you also recorded an adjustment in 2004. Also, on page
F-65 you refer to an allocation of certain current year adjustments to prior years but provide no further explanation. Please provide a more detailed explanation and quantification of each adjustment made to prior year financial statements. Integrate this discussion with restatement amounts shown on pages F-62 and F-63 and the unfavorable casualty rate adjustments shown on page F-16.

II. Additional Disclosure Requirements, page F-66

9. You identify a contingent liability relating to disability and survival pensions and life annuities in Note 35 (b) amounting to UF
1,187,718. Please provide a more detailed explanation of the nature of this contingent liability, the likelihood of your risk of loss associated with this liability and the basis for your decision not to record the liability in your financial statements.

10. We note the existence of a number of related parties as disclosed in Notes 14 and 33. Rule 4-08 (k) of Regulation S-X requires all amounts arising from related party transactions, such as your purchase of insurance coverage from BBVA Seguros, be presented in separate captions on the face of your financial statements. Please expand your disclosure in section II b, Income Statement US GAAP, to include this information.

11. Based on your description of business starting on page 16, it appears that you have reportable segments under SFAS 131. For example, it appears that your activities as pension fund administrator and insurer of disability benefits as well as your activities in foreign markets are reportable segments and do not meet the aggregation criteria in paragraph 17 of SFAS 131. Please disclose all reportable segments or explain to us how you have complied with SFAS 131.

12. You state that under US GAAP, mandatory investments are classified as trading securities as prescribed in SFAS 115. Please provide all related US GAAP disclosure, including SFAS 115 and concentration of credit disclosures under SFAS 107.
III. Recent Accounting Pronouncements, page F-73

13. We note that you omit discussion of FIN 46R, Consolidation of Variable Interest Entities. Please disclose how you considered the requirements of this technical pronouncement in preparing your disclosure in Note 41.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Gustavo Alcalde L.
Administradora de Fondos Pensiones Provida S. A.
September 16, 2005
Page 6